UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 000-25259

NOTIFICATION OF LATE FILING

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q
	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:             June 30, 2004

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Item 8

PART I

REGISTRANT INFORMATION

Full name of registrant: Bottomline Technologies (de), Inc.

Former name if applicable: Not applicable.

Address of principal executive office (Street and number): 325 Corporate Drive

City, state and zip code: Portsmouth, New Hampshire 03801

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On September 9, 2004, Bottomline Technologies (de), Inc. (the “Registrant”) was informed by Ernst & Young (“E&Y”), the Registrant’s auditors, that it intends to seek the guidance of the SEC’s staff regarding whether its independence as the Registrant’s auditors may be affected as a result of an immaterial investment by a substantial shareholder of the Registrant in an unrelated company in which an affiliate of E&Y already held an immaterial investment. The Registrant has been advised that E&Y’s affiliate and the Registrant’s shareholder neither individually nor collectively control the unrelated company. Registrant was not aware of, associated with, or a party to, the investment in question. E&Y has advised the Registrant that it is seeking guidance from the SEC’s staff on this issue on as prompt a basis as possible and that it will be unable to furnish its report on the financial statements of the Registrant until this matter is resolved. Therefore, the Registrant could not have timely filed the information required by Item 8 of Form 10-K without unreasonable effort or expense, and the information required by Item 8 of Form 10-K will be filed no later than the fifteenth calendar day following the prescribed due date. E&Y has also advised the Registrant that it has completed the audit of the Registrant’s financial statements included under Item 8 and is prepared to release its consent and opinion with respect to such financial statements if it is concluded that E&Y is independent.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Kevin M. Donovan, Chief Financial Officer and Treasurer, (603) 436-0700.

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒    Yes         ☐     No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒    Yes         ☐     No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On August 11, 2004, Registrant announced its financial results for the quarter and fiscal year ended June 30, 2004 in a press release entitled “Bottomline Technologies Reports Fourth Quarter Results.” The full text of the press release issued in connection with the announcement was provided on a Form 8-K, furnished to the SEC on August 11, 2004. Registrant does not believe that the audited results included as part of Item 8 of Form 10-K as filed will differ from those reported in that press release.

Bottomline Technologies (de), Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 13, 2004	By:	/s/ Kevin M. Donovan
	Name: Title:	Kevin M. Donovan Chief Financial Officer and Treasurer

Exhibit A

[Letterhead of Ernst & Young LLP]

September 13, 2004

Mr. Kevin M. Donovan

Chief Financial Officer and Treasurer

Bottomline Technologies (de), Inc.

325 Corporate Drive

Portsmouth, NH 03801

Dear Mr. Donovan:

You have furnished us with a copy of your “Notification of Late Filing” on Form 12b-25 dated September 13, 2004.

We are in agreement with the comments under Part III of the Form with respect to the reason why we are unable to furnish our report on the financial statements of Bottomline Technologies (de), Inc. on or before the date that the Form 10-K of Bottomline Technologies (de), Inc. for the year ended June 30, 2004 is required to be filed.

Very truly yours,

/s/ Ernst & Young LLP

Ernst & Young LLP